Replimune Group, Inc.

500 Unicorn Park Drive

Woburn, MA 01801

July 27, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Daniel Crawford

Re:	Replimune Group, Inc. Registration Statement on Form S-3 Filed June 23, 2022 (Registration No. 333-265805)

Dear Mr. Crawford:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) of Replimune Group, Inc. We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern time, on July 27, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Benjamin J. Stein at +1 (781) 724-4258.

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Very truly yours,

Replimune Group, Inc.

By:	/s/ Jean Franchi
Jean Franchi
Chief Financial Officer

cc:	Philip Astley-Sparke, Replimune Group, Inc.
Shawn Glidden, Replimune Group, Inc.
Timothy J. Corbett, Morgan, Lewis & Bockius LLP